Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-4) and related Prospectus of Calumet Specialty Products Partnership, L.P. and Calumet Finance Corp. for the registration of $350,000,000 of 7.625% Senior Notes due 2022 and to the incorporation by reference therein of our reports dated March 1, 2013, with respect to the consolidated financial statements of Calumet Specialty Products Partnership, L.P., and the effectiveness of internal control over financial reporting of Calumet Specialty Products Partnership, L.P., included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana

November 21, 2013